UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development and General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Volcom, Inc., a Delaware corporation (the “Company” or “Volcom”). The address and telephone number of the Company’s principal executive offices are 1740 Monrovia Avenue, Costa Mesa, California 92627, (949) 646-2175.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share (the “Shares”), of the Company. As of the close of business on May 9, 2011, 24,426,120 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Volcom is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website is www.volcom.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) organized under the laws of France (“PPR”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $24.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by PPR and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 11, 2011. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among PPR, Purchaser and Volcom. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Volcom (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by PPR, Purchaser or any of their respective subsidiaries, any Company subsidiary or in the treasury of the Company, and other than Shares held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the General Corporation Law of the State of Delaware (“DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Volcom will continue as a wholly-owned subsidiary of PPR (after the Completion of the Merger, Volcom is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Thursday, June 9, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for PPR are 10 avenue Hoche, 75381 Paris Cedex 08, +33 1 45 64 61 00 and the business address and telephone number for Purchaser are 685 5th Avenue, New York, New York 10022, (212) 379-8847.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of Volcom, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between (i) Volcom or any of its affiliates, on the one hand, and (ii) (x) any of its executive officers, directors or affiliates, or (y) PPR, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Volcom, PPR and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement may be terminated under certain customary circumstances, including by PPR if the board of directors of Volcom (the “Board of Directors” or “Company Board”) withdraws or changes its recommendation in support of the Offer prior to the expiration date of the Offer (as may be extended in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law), or by the Company if the Board of Directors decides to accept a superior acquisition proposal (subject to the satisfaction of certain conditions). In each of these cases, the Company may be required to pay PPR a termination fee of $20 million (the “Breakup Fee”). In addition, if the Offer expires or terminates without any Shares being purchased or is not completed before the earlier of December 31, 2011 and the date that is 40 business days after the expiration or termination of any applicable waiting or review period of any antitrust or competition law or regulation, either PPR or the Company may terminate the Merger Agreement subject to certain conditions, provided that such termination cannot occur prior to September 30, 2011. If prior to the date of any such termination, a competing proposal has been disclosed and the Company enters into an agreement to consummate, or actually consummates, a competing acquisition proposal within six months after such termination, then the Company may also be required to pay PPR the Breakup Fee upon consummation of such competing proposal.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. Furthermore, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in a confidential disclosure letter provided by the Company to PPR in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, PPR or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC.

Confidentiality Agreement.

PPR and Volcom entered into a confidentiality agreement, dated February 1, 2011 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Volcom. Under the Confidentiality Agreement, PPR agreed, subject to certain exceptions, to keep non-public information concerning Volcom confidential.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Overview.

Certain executive officers and directors of Volcom may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Volcom’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the Contemplated Transactions, the Board of Directors was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of Volcom who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Volcom. As of May 9, 2011, the executive officers and directors of Volcom and their respective affiliates beneficially owned, in the aggregate, 3,898,498 Shares, excluding vested and unvested equity awards, which are discussed below under “Treatment of Company Restricted Shares and Stock Options.” If the directors, executive officers and their affiliates were to tender all 3,898,498 of these Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, executive officers and their affiliates would receive an aggregate of $95,513,201 in cash, without interest and less any required withholding taxes.

Treatment of Company Restricted Shares and Stock Options.

Treatment of Restricted Shares. Under the terms of the Merger Agreement, immediately prior to the Completion of the Merger, all outstanding shares of restricted stock (the “Restricted Shares”) under any equity award plan of Volcom will become immediately vested and all restrictions on such Restricted Shares will lapse. Each Restricted Share will be cancelled and its holder will be entitled to receive the Offer Price, for each cancelled Restricted Share, without interest and less any applicable withholding tax (such amount, the “Restricted Shares Payment”). Such consideration will be payable by the Surviving Corporation as soon as practicable after the Completion of the Merger.

Treatment of Options. The Merger Agreement provides that all outstanding, unvested and unexercised options to purchase shares of Volcom common stock under any equity award plan of Volcom, including the Amended and Restated 2005 Incentive Award Plan (the “Options”) will become immediately vested and exercisable in full as of immediately before the Completion of the Merger. Any Options that are outstanding and unexercised as of immediately before the Completion of the Merger will be cancelled and each holder of any such cancelled Option will be entitled to receive for each Share subject to each Option a cash payment equal to the product of (1) the total number of shares of Volcom common stock subject to such Option, multiplied by (2) the excess, if any, of the Offer Price, over the exercise price per Share subject to such Option, without interest and less any applicable tax withholding (such amount, the “Option Payment”). Such consideration will be payable by the Surviving Corporation as soon as practicable after the Completion of the Merger.

The table below sets forth information regarding the Options held by Volcom’s directors and Named Executive Officers (as defined below) as of May 9, 2011 that would be exchanged at the Completion of the Merger into the right to receive the Option Payment, assuming that the Completion of the Merger occurs on December 31, 2011 for purposes of determining the number of Options and Restricted Shares subject to accelerated vesting.

	Vested Options to be Converted to the Option Payment		Unvested Options to be Accelerated and Converted to the Option Payment
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Directors
Richard R. Woolcott*	0	$0	0	$0
Douglas S. Ingram	23,000	18.62	0	0
Anthony M. Palma	23,000	18.62	0	0
Joseph B. Tyson	23,000	18.62	0	0
Carl W. Womack	23,000	18.62	0	0
René R. Woolcott	4,000	18.14	0	0
Kevin G. Wulff	23,000	18.62	0	0

Named Executive Officers
Jason W. Steris	24,000	13.47	36,000	13.47
Douglas P. Collier	20,000	13.47	30,000	13.47
Tom D. Ruiz	15,000	14.98	30,000	13.47
Ethan Anderson	36,000	15.99	24,000	13.47

Total	214,000	$16.85	120,000	$13.47

*	Mr. Woolcott is also an executive officer.

Change in Control Agreements with the Company.

The Company has entered into change in control agreements with certain officers and key employees of the Company including Richard R. Woolcott, Jason W. Steris, Douglas P. Collier, Tom D. Ruiz and Ethan Anderson (together, the “Named Executive Officers”) effective as of May 1, 2011 (collectively, the “Change in Control Agreements”).

Each Change in Control Agreement entered into with the Named Executive Officers provides that if there is a change in control of the Company and the Named Executive Officer is discharged by the Company other than for “cause” or the executive resigns for “good reason” within two years after such a change in control, the executive will be entitled to:

(i) a lump sum cash severance payment:

•	in the case of Messrs. Woolcott and Steris, equal to 2.5 times the sum of (1) his then annual base salary, plus (2) his 2010 annual bonus;

•	in the case of Messrs. Collier and Ruiz, equal to 2.0 times the sum of (1) his then annual base salary, plus (2) his 2010 annual bonus; and

•	in the case of Mr. Anderson, equal to 1.0 times the sum of (1) his then annual base salary, plus (2) his 2010 annual bonus;

(ii) a lump sum cash payment prorated as of the date of termination, based on the Named Executive Officer’s 2010 actual annual bonus;

(iii) continued medical and dental health insurance benefits:

•	in the case of Messrs. Woolcott and Steris, for 30 months following a qualifying termination;

•	in the case of Messrs. Collier and Ruiz, for 24 months following a qualifying termination; and

•	in the case of Mr. Anderson, for 12 months following a qualifying termination;

(iv) immediate vesting of all of the then outstanding unvested stock options and restricted stock; and

(v) outplacement services:

•	in the case of Messrs. Woolcott, Steris, Collier and Ruiz, for 24 months following a qualifying termination, up to a maximum amount of $25,000; and

•	in the case of Mr. Anderson, for 12 months following a qualifying termination, up to a maximum amount of $25,000.

If the severance benefits to be paid upon a qualifying termination would constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, the executive officer will receive the full amount of the severance benefits, or such lesser amount of the benefits that would result in the benefits not being subject to the excise tax, based on the treatment that would yield the greatest after-tax benefit to the executive. In addition, each executive officer must submit a general release of claims in favor of the Company in order to receive severance benefits. Each executive officer will be subject to non-disparagement and non-solicitation of Company employees covenants for one year following the date of termination. The initial term of each agreement continues in effect from the effective date through the third anniversary of the effective date.

Summary of Potential Payments Upon Change in Control.

The table below contains a summary of the value of certain material payments and benefits payable to Volcom’s executive officers and directors described in this section under the heading “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and assume, among other things, that each executive officer or director with Volcom will have a qualifying termination of his employment on December 31, 2011, after Completion of the Offer. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

	Estimated Value of Cash Severance Payments	Estimated Value of Continued Healthcare Benefits	Estimated Value of Outplacement Services	Estimated Tax Gross-Up Payment	Option Payments from Unvested Options	Restricted Shares Payments from Unvested Restricted Shares	Total
Directors
Richard R. Woolcott*	$2,384,837	$15,214.80	$25,000	$0	$0	$0	$2,425,051.80
Douglas S. Ingram	0	0	0	0	0	0	0
Anthony M. Palma	0	0	0	0	0	0	0
Joseph B. Tyson	0	0	0	0	0	0	0
Carl W. Womack	0	0	0	0	0	0	0
René R. Woolcott	0	0	0	0	0	0	0
Kevin G. Wulff	0	0	0	0	0	0	0

Named Executive Officers
Jason W. Steris	1,431,279	49,661.10	25,000	0	397,080	0	1,903,020.10
Douglas P. Collier	1,107,456	39,728.88	25,000	0	330,900	0	1,503,084.88
Tom D. Ruiz	1,042,137	39,900.72	25,000	0	330,900	0	1,437,937.72
Ethan Anderson	395,800	19,950.36	25,000	0	264,720	0	705,470.36

*	Richard Woolcott is also a Named Executive Officer.

Share and Voting Agreement.

On May 2, 2011, in connection with the Offer, Richard R. Woolcott and René R. Woolcott (together, the “Supporting Stockholders”), each solely in their capacity as stockholders of Volcom, entered into a share and voting agreement with PPR and Purchaser (the “Support Agreement”).

Under the terms of the Support Agreement, the Supporting Stockholders have agreed to tender all Shares now or hereafter acquired by them to Purchaser pursuant to the Offer. The Supporting Stockholders have also agreed to vote such Shares (or provide their written consent) in support of the Merger in the event stockholder approval is required to consummate the Merger. As of May 9, 2011, the Supporting Stockholders held 3,565,697 Shares. These Shares represent approximately 14.4% of the outstanding shares of Volcom common stock, calculated on a fully diluted basis, as of May 9, 2010. The Support Agreement shall terminate in the event that the Merger Agreement is terminated in accordance with its terms. The foregoing summary is qualified in its entirety by the Support Agreement, which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Representation on the Board of Directors.

The Merger Agreement provides that, after the Completion of the Offer, PPR will be entitled to elect or designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) the percentage that the aggregate number of Shares beneficially owned by PPR, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding (including, in each case, any outstanding securities of the Company that are convertible or exchangeable into or exercisable for Shares on an as-converted basis), provided that the number of Shares tendered in the Offer, together with the Shares then beneficially owned by PPR or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis). Upon request from PPR, Volcom has agreed to take all actions reasonably necessary, including securing resignations of incumbent directors, and/or increasing the size of the Board of Directors, to enable PPR’s designees to be elected or designated to the Board of Directors. From and after the Completion of the Offer, to the extent requested by PPR, Volcom must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the rules of NASDAQ, on (i) each committee of the Board of Directors and (ii) each board of directors of each of Volcom’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by PPR represent on the Board of Directors.

In the event that PPR’s directors are elected or designated to the Board of Directors, the Merger Agreement provides that until the Completion of the Merger, the Company will cause the Board of Directors to maintain three directors who were directors on the Merger Agreement date (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After PPR’s designees constitute a majority of the Board of Directors and prior to the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Board of Directors or the stockholders of the Company as may be required by the Certificate of Incorporation of Volcom, the bylaws of Volcom or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	exercise, waive or extend the timeframe for any of Volcom’s rights, benefits or remedies under the Merger Agreement;

•	amend Volcom’s Certificate of Incorporation or bylaws, except as otherwise contemplated by the Merger Agreement; or

•	take any other action of the Board of Directors under or in connection with the Merger Agreement.

The Continuing Directors will have the authority to retain such counsel (which may include the current counsel to the Company or the Board of Directors) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article IX of Volcom’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon, in the case of a current director or officer, receipt of an undertaking to repay the amounts so advanced if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

The Company has entered into indemnification agreements with its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in Volcom’s Certificate of Incorporation and bylaws. The Indemnification Agreements provide for the indemnification of the indemnitee to the fullest extent permitted by Delaware law if indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or otherwise involved in, any threatened, pending or completed action, hearing, inquiry, investigation, suit, or any other proceeding, whether civil, criminal, administrative, investigative or relating to any alternative dispute resolution mechanism, by reason of any event or occurrence related to the fact that indemnitee is or was a director, officer, employee or agent of Volcom or any subsidiary of Volcom, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of indemnitee while serving in such capacity. Under the Indemnification Agreements, indemnification will not be provided where (i) indemnitee is actually reimbursed pursuant to an insurance policy as may exist for the indemnitee’s benefit, except in respect of any indemnification exceeding the reimbursement under such insurance policy, (ii) claims are initiated or brought voluntarily by indemnitee, with certain limited exceptions, or (iii) the payment of profits arises from violations of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing summary of the Indemnification Agreements is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, PPR agreed that it will indemnify and hold harmless all current and former directors and officers of Volcom or any of its subsidiaries (the “Covered Persons”) from and against any liabilities in connection with any claim, suit, proceeding or investigation with respect to matters occurring at or prior to the Completion of the Merger or with respect to the Merger Agreement, the Merger, the Offer and the Contemplated Transactions. In addition, the Merger Agreement provides that, through the sixth anniversary of the Completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall contain indemnification provisions with respect to the Covered Persons that are no less favorable for periods prior to and including the Completion of the Merger than those set forth in Volcom’s Certificate of Incorporation and bylaws as in effect on the date of the Merger Agreement. The Indemnification Agreements and other similar agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that, through the sixth anniversary of the Completion of the Merger, the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s current D&O Insurance with respect to claims arising from facts or events that occurred on or before the Completion of the Merger. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance as of the date of the Merger Agreement.

The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employee Matters.

For one year after the Merger, PPR will provide to each employee of Volcom who continues to be employed by Volcom or the Surviving Corporation (i) a base salary or regular hourly wage that is not less than that provided to such employee by Volcom immediately prior to the Merger, (ii) cash bonus opportunity and cash sales and service incentive opportunities not less than those provided by Volcom immediately before the Merger, (iii) employee benefits (excluding equity awards) that are, in the aggregate, substantially comparable to those provided by Volcom immediately prior to the Merger, and (iv) a severance opportunity as would have been provided to such employee by Volcom immediately prior to the Merger.

Prior employment with Volcom will, to the extent recognized by Volcom, be taken into account in determining the eligibility for participation and vesting under all employee benefit plans maintained by PPR for the benefit of the employees who continue to be employed after the Merger, except to the extent doing so would result in duplication of benefits and except with respect to any defined benefit plan. PPR has agreed to reduce any period of limitation on health benefits coverage due to pre-existing conditions under its health benefits plan by the number of days of an individual’s “creditable coverage” (to the extent required by ERISA), waive any and all eligibility waiting periods and evidence of insurability requirements to the extent waived under Volcom’s benefit plans. Additionally, PPR has agreed to credit each employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the health benefit plans of Volcom prior to the Merger during the year in which the Merger occurs for the purpose of determining deductible and out-of-pocket maximums under the health benefit plans of PPR for that year.

The foregoing summary of the continuing employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On May 1, 2011, the Board of Directors unanimously:

•	determined that the Offer and the Merger are in the best interests of Volcom and its stockholders;

•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the DGCL;

•	declared that the Merger Agreement is advisable; and

•	resolved to recommend that Volcom’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that Volcom’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

A letter to Volcom’s stockholders and a press release, each dated May 11, 2011, communicating the recommendation of the Board of Directors, as well as a press release, dated May 2, 2011, issued by PPR and

Volcom announcing the Offer, are included as Exhibits (a)(2)(C), (a)(2)(D) and (a)(2)(E) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

As a matter of course and in their ongoing effort to enhance stockholder value, the Company Board and management of Volcom have regularly reviewed and evaluated the Company’s business plan and strategy, including the review of a variety of strategic alternatives (including the sale of the company and the acquisition of other businesses or assets) to take into account the changing developments, trends and conditions impacting the Company’s business and the action sports apparel and eyewear industries generally. These evaluations continued to the present and although Volcom and Electric Visual Evolution LLC continued to be premier brands in the action sports apparel industry, the Company faced increasing competition in the broader industry, rising sourcing costs and greater marketing challenges in light of the consolidation of certain of the Company’s competitors.

Historically, Volcom has received informal and unsolicited communications from third parties expressing interest in a potential transaction with the Company. Volcom has generally responded to such communications by reaffirming the Company’s commitment to pursuing its business plans as an independent company and indicating that Volcom was not presently interested in any such transactions.

From time to time between 2007 and 2009, representatives of the Company had discussions with investment banks, including Wells Fargo Securities, LLC (“Wells Fargo Securities”), regarding potential strategic transactions, including the potential sale of the Company. For example, in September 2009, Richard R. Woolcott, Volcom’s co-founder and Chief Executive Officer, and representatives from Wells Fargo Securities discussed current dynamics in the action sports apparel and eyewear industries and the Company’s competitive position as well as possible strategic partners, which included PPR and Bidder A.

During the fall of 2009, Mr. Richard Woolcott was separately contacted by both a representative from a potential investor and a representative from Bidder A, each of whom separately expressed interest in engaging in a strategic transaction with the Company. In each instance, Mr. Woolcott indicated that the Company was committed to pursuing its business plan as an independent company and was not presently interested in any such transaction.

On November 5, 2009, the Company Board discussed whether to request that Wells Fargo Securities present to the Company Board an overview of the capital markets and the action sports apparel and eyewear industries, as well as an assessment of potential strategic alternatives for the Company. In making the determination to request that Wells Fargo Securities prepare such a presentation, the Company Board emphasized that the assessment was not intended to initiate a process for the potential sale of the Company, but rather intended to ensure that the Company Board and Volcom’s executive management team were evaluating longer-term strategic options for the Company. After engaging in a thorough discussion, the Company Board invited Wells Fargo Securities to present certain strategic alternatives at the Company Board meeting on March 16, 2010. Wells Fargo Securities was not engaged as a financial advisor related to any strategic transaction at this time.

After PPR expressed interest in a meeting, on February 8 and 9, 2010, Douglas P. Collier, Volcom’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer, and S. Hoby Darling, Volcom’s Senior Vice President, Strategic Development and General Counsel, met in person with members of the PPR management team. During these meetings, there were initial discussions about the businesses and histories of Volcom and PPR as well as ways the companies might work together.

On March 11, 2010, representatives of PPR delivered an email to Mr. Darling expressing their interest in pursuing further discussions regarding a potential strategic transaction but no purchase price was proposed with respect to the acquisition of the Company.

On March 16, 2010, a regularly scheduled meeting of the Company Board was held. At this meeting,

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at the request of the Company Board, representatives of Wells Fargo Securities discussed certain strategic alternatives available to the Company for consideration by the Company Board in order to maximize stockholder value. Representatives of Wells Fargo Securities identified both PPR and Bidder A in its review of potential strategic transaction partners. At this time, Wells Fargo Securities was not aware of, and was not made aware of, the discussions between Volcom and PPR in February and March 2010 or between Volcom and Bidder A in the fall of 2009; and

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after representatives of Wells Fargo Securities were excused from the meeting, the Company Board considered the March 11, 2010 email of interest sent by PPR to Mr. Darling and discussed whether pursuing further discussions regarding a potential sale of the Company was in the best interests of the stockholders. The Company Board authorized the members of the Company executive management team to further discuss a potential strategic transaction with PPR.

On April 7 and 8, 2010, members of Volcom’s executive management team met in person with members of the PPR management team at Volcom’s headquarters in Costa Mesa, California to provide PPR with an overview of the Company’s business and discuss a potential strategic transaction.

During April 2010, Mr. Darling engaged in regular email and telephone conversations with Grégoire Amigues, Senior Vice President of Strategy and Development for PPR, and Todd Hymel, Deputy Director of Mergers and Acquisitions for PPR, regarding a potential strategic transaction. Believing that any proposed valuation of the Company would be low without the benefit of the 2010 financial performance, Mr. Richard Woolcott instructed Mr. Darling to inform Messrs. Amigues and Hymel that the Company intended to pursue its five-year strategic plan rather than continue talks with regard to any potential strategic transaction. On or around April 28, 2010, Mr. Darling informed Messrs. Amigues and Hymel of the Company’s decision to focus on and pursue its strategic plan and the parties agreed to stay in contact going forward.

On May 4, 2010, a regularly scheduled meeting of the Company Board was held. Members of Volcom’s executive management team summarized the discussions with PPR that occurred on April 7 and 8, 2010, as well as the subsequent communication that the Company believed it was in the best interests of stockholders for the Company to continue pursuing its five-year strategic plan instead of focusing on a potential strategic transaction at that time. The Company Board agreed to pursue the Company’s five-year strategic plan as an independent company rather than participate in a potential strategic transaction at that time. However, to continue to evaluate all means of maximizing stockholder value, the Company Board directed Mr. Richard Woolcott to follow-up with the Chief Executive Officer of Bidder A in connection with its previously expressed interest in discussing a potential strategic transaction.

On June 16, 2010, Mr. Richard Woolcott and the Chief Executive Officer of Bidder A met in person for an informal meeting in Newport Beach, California. Neither party committed to any further discussion.

On July 15, 2010, Mr. Amigues sent Mr. Darling an email regarding a potential meeting between representatives of the Company and François-Henri Pinault, PPR’s Chief Executive Officer, while Mr. Pinault was visiting Southern California.

On August 12, 2010, Mr. Richard Woolcott and Jason W. Steris, Volcom’s President and Chief Operating Officer, met in person for an informal meeting with a representative of Bidder A in Newport Beach, California. Subsequently, René R. Woolcott, Volcom’s co-founder and member of the Company Board, met in person with the Chief Executive Officer of Bidder A to discuss a potential strategic transaction.

On August 26, 2010, Mr. Pinault, Mr. Richard Woolcott, and Mr. Steris had an informal meeting in Newport Beach, California. Neither party committed to any further discussion and the parties did not have any further discussions until December 2010.

On October 22, 2010, a representative of Bidder A contacted Volcom and indicated that it would be interested in pursuing a transaction to acquire Volcom and requested the ability to review the Company’s nonpublic information and the opportunity to meet with certain members of Volcom’s executive management team.

Between October 25, 2010 and the end of December 2010, Mr. Richard Woolcott and the Chief Executive Officer of Bidder A engaged in several conversations regarding a potential strategic transaction.

On December 2, 2010, a regularly scheduled meeting of the Company Board was held. At the Company Board meeting,

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Representatives of Wells Fargo Securities discussed the potential for initiating a process for the possible sale of the Company, and identified potential strategic partners that may participate in such a transaction, recognizing that a financial purchaser would be unlikely to submit a bid that would be competitive with bids submitted by potential strategic purchasers;

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the Company Board discussed recent communications with Bidder A, including the request from Bidder A to review nonpublic information and the opportunity to meet with Volcom’s executive management team. The Company Board also reviewed the Company’s strategic options and discussed the state of the market, the market’s receptiveness to potential deals, the competitive state of the action sports apparel and eyewear industries, issues confronted in generating interest in a sale transaction, potential timing of any transaction and variables that would affect valuation of the Company over time;

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legal counsel to the Company, Latham & Watkins LLP (“Latham & Watkins”) advised the Company Board of its disclosure obligations and fiduciary duties to the stockholders in connection with any proposed sale of the Company; and

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the Company Board authorized members of Volcom’s executive management team to formally engage Wells Fargo Securities to act as financial advisor to Volcom to explore a potential sale of Volcom and authorized Wells Fargo Securities and members of the Company’s executive management team to continue discussions with Bidder A. The Company Board also authorized the members of Volcom’s executive management team to enter into a confidentiality agreement with Bidder A, permit Bidder A access to limited nonpublic information to enable Bidder A to submit a non-binding indication of interest, and to hold in person meetings with representatives of Bidder A.

On December 8, 2010, Volcom formally engaged Wells Fargo Securities as its financial advisor in connection with a potential sale of the Company to a third party.

On December 14, 2010, at the direction of the Company Board, representatives of Wells Fargo Securities called representatives of Bidder A to discuss the possibility of providing nonpublic information to Bidder A and the opportunity to discuss that information with certain members of Volcom’s executive management team in order for Bidder A to submit a non-binding indication of interest regarding a potential strategic transaction with Volcom.

Also on December 14, 2010, Messrs. Darling, Amigues and Hymel also discussed the possibility of renewing a dialogue regarding a potential strategic transaction between PPR and Volcom.

On December 16, 2010, Mr. Amigues contacted Mr. Richard Woolcott by email to discuss the possibility of entering into formal discussions regarding a potential strategic transaction with the Company. PPR requested access to nonpublic information and the opportunity to discuss that information with members of Volcom’s management team in order to submit a non-binding indication of interest regarding a potential strategic transaction with Volcom.

On January 14, 2011, Volcom entered into a confidentiality agreement with Bidder A to then allow further discussions and to protect the exchange of nonpublic information of the Company.

On January 18, 2011, members of Volcom’s executive management team met in person with representatives of Bidder A in Newport Beach, California to provide Bidder A with an overview of the Company’s business and to discuss a potential strategic transaction.

On January 19, 2011, at the direction of the Company Board, representatives of Wells Fargo Securities contacted Bidder A to discuss additional due diligence requests and to provide expectations regarding the timing of Bidder A’s non-binding indication of interest regarding a potential strategic transaction with Volcom.

Also on January 19, 2011, Mr. Pinault contacted Mr. Richard Woolcott to express a continuing interest in pursuing a strategic transaction with Volcom.

On January 21, 2011, a telephonic meeting of the Company Board was held. At the Company Board meeting,

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Mr. Richard Woolcott and representatives of Wells Fargo Securities presented to the Company Board a summary of ongoing conversations that had taken place with PPR and Bidder A regarding a possible strategic transaction;

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representatives of Wells Fargo Securities provided a presentation to the Company Board regarding the Company’s recent performance and expectations for the future, as well as various financial analyses with respect to the Company and the strategic partner landscape. Wells Fargo Securities reviewed a list of the most likely strategic partners and again recognized that a financial purchaser would be unlikely to submit a bid that would be competitive with bids submitted by potential strategic purchasers;

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following the presentation, the Company Board discussed Wells Fargo Securities’ financial analyses and assumptions and the Company’s strategy with regard to opportunities for various strategic alternatives, including the status and process of a potential strategic transaction, expected timing, likelihood of additional proposals and general approach moving forward. The Company Board discussed the likelihood of consummating a transaction with potential strategic partners other than PPR and Bidder A and considered the negative impact on the Company’s competitive position if the Company pursued a broader auction process and likelihood of the existence of any other viable bidders. The Company Board determined that pursuing a potential strategic transaction with PPR and Bidder A, and not approaching other third parties at that time, provided the best approach for maximizing stockholder value and minimizing the risk of compromising the confidentiality of the process;

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representatives of Latham & Watkins then advised the Company Board of its disclosure obligations and fiduciary duties to the stockholders in connection with any proposed sale of the Company, including a discussion of potential conflicts of interest. In addition, representatives of Latham & Watkins discussed the standards of review applicable to a board of directors’ evaluation of and actions with respect to its certain strategic alternatives, including the sale of control of a company; and

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the Company Board authorized Wells Fargo Securities to continue discussions with PPR and Bidder A. The Company Board also authorized members of the Company’s executive management team to enter into a confidentiality agreement with PPR, permitting PPR access to limited nonpublic information to enable PPR to submit a non-binding indication of interest.

On January 24, 2011, at the direction of the Company Board, Wells Fargo Securities provided Bidder A with certain requested nonpublic information to enable Bidder A to continue its due diligence review.

On January 25 and 26, 2011, at the direction of the Company Board, representatives of Wells Fargo Securities called representatives from PPR to discuss the possibility of providing nonpublic information to PPR and the opportunity to discuss that information with Volcom management in order for PPR to submit a non-binding indication of interest to acquire Volcom. Mr. Darling also had several conversations with PPR to discuss timing of a potential meeting with the executive management team of Volcom and the process for PPR to obtain certain nonpublic information from the Company.

On February 1, 2011, the Chief Executive Officer of Bidder A called Mr. Richard Woolcott to inform him that Bidder A had completed its initial due diligence review and that its analysis supported a valuation range in the “low $20s up to $25” per share. Bidder A also requested approximately 45 days before formally moving forward in connection with a potential strategic transaction with Volcom due to its involvement in another potential acquisition. The closing price of Volcom’s common stock on February 1, 2011, was $16.66.

On February 1, 2011, Volcom entered into a confidentiality agreement with PPR to then allow further discussions and to protect the exchange of nonpublic information of the Company in contemplation of a potential strategic transaction.

On February 2, 2011, a representative of Bidder A reiterated its February 1, 2011 valuation range of the “low $20s up to $25” per share to Wells Fargo Securities. Bidder A again requested approximately 45 days before formally moving forward in connection with a potential strategic transaction with Volcom due to its involvement in another potential acquisition.

On February 4, 2011, at the direction of the Company Board, Wells Fargo Securities sent certain financial information to PPR.

On February 8 and 9, 2011, Volcom hosted in person management presentations and due diligence sessions with PPR in Newport Beach, California. During this meeting, there were discussions regarding the financial performance of the Company, the Company’s marketing strategy and the specific market trends by each major geographic region.

On February 15, 2011, representatives of Wells Fargo Securities contacted PPR to discuss additional due diligence requests and to provide expectations regarding the timing of PPR’s non-binding indication of interest regarding a potential strategic transaction with Volcom.

On February 23, 2011, representatives of Wells Fargo Securities contacted PPR to discuss additional due diligence requests and status of due diligence review. PPR indicated that members of its executive management team would be meeting on March 3, 2011 to discuss a potential strategic transaction with Volcom.

On March 4, 2011, representatives of PPR contacted Wells Fargo Securities to communicate that PPR had completed its initial due diligence review and that its analysis supported a valuation of $23.00 per share. PPR expressed a desire to continue its due diligence review and to move forward as quickly as possible to complete a potential sale transaction. The closing price of Volcom’s common stock on March 4, 2011 was $17.89.

On March 11, 2011, representatives of Bidder A contacted Mr. Richard Woolcott to communicate that Bidder A was prepared to continue to work toward a potential sale transaction of Volcom.

On March 14, 2011, representatives of Bidder A contacted representatives of Volcom and Wells Fargo Securities and provided Bidder A’s proposed timeline for the completion of a sale transaction with Volcom.

On March 15, 2011, a telephonic meeting of the Company Board was held. At this meeting, Mr. Richard Woolcott and Wells Fargo Securities discussed their conversations with PPR and Bidder A regarding a potential strategic transaction. The Company Board discussed the non-binding indications of interest provided by PPR and Bidder A, as well as the proposed timeline for the completion of a sale transaction provided by Bidder A. The Company Board authorized members of the Company’s executive management team and Wells Fargo Securities to continue discussions with PPR and Bidder A to explore further a possible sale transaction in a more formal process to ensure that any sale transaction would most enhance stockholder value.

On March 16 and 17, 2011, representatives of Wells Fargo Securities contacted each of Bidder A and PPR to inform them that the Company Board had allowed a select group of potential purchasers to proceed with due diligence, with the expectation that final proposals would be submitted by late April. Messrs. Collier, Darling and Amigues held a telephonic meeting to discuss the proposed process and timeline.

On March 30 and April 1, 2011, Wells Fargo Securities provided bid instructions and process guidelines by email to PPR and Bidder A, respectively. The instructions informed PPR and Bidder A that each party would be provided an auction draft of the merger agreement, as well as access to certain information concerning the business and operations of the Company, access to the data room, access to certain members of the executive management team of the Company and the opportunity to submit additional information requests if desirable. The bid instructions also instructed both PPR and Bidder A to submit a revised draft of the merger agreement and a bid to acquire all of the outstanding shares of common stock of the Company by April 21, 2011.

On March 31 and April 1, 2011, Bidder A and PPR, respectively, were granted access to Volcom’s electronic due diligence datasite. From the date access was granted through April 30, 2011, both PPR and Bidder A conducted due diligence through review of the documents in the electronic due diligence datasite and continued to participate in numerous due diligence meetings with certain members of Volcom’s executive management team. PPR and Bidder A also continued to request additional due diligence materials, which were provided by Volcom throughout this period.

During this time, at the direction of the Company Board and the Company’s executive management team, Latham & Watkins prepared an auction draft of a proposed agreement and plan of merger with respect to the sale of the Company, which draft was to be distributed to PPR and Bidder A. The draft merger agreement was also reviewed by Richards, Layton & Finger, P.A. (“RL&F”), Volcom’s Delaware counsel. Latham & Watkins also worked with the Company to prepare an initial draft of the disclosure letter to accompany the auction draft of the proposed merger agreement.

On April 11, 2011, consistent with the bid instruction letter Wells Fargo Securities distributed the auction draft of the merger agreement and disclosure letter to PPR and Bidder A.

During this time, each of PPR and Bidder A continued to conduct due diligence through review of documents in the electronic due diligence datasite together with diligence calls and meetings with members of Volcom’s executive management team.

On April 12 and 13, 2011, certain members of Volcom’s executive management team met in person at the offices of Latham & Watkins in Costa Mesa, California with representatives of Bidder A (April 12) and PPR (April 13) to discuss the strategic vision and culture of Volcom, the historical and projected financial performance of the Company, as well as a detailed review of worldwide operations, product development strategy, and the sales and marketing model. Volcom discussed with each party a likely downward revision to the projected 2011 financial performance of the Company, as compared to the financial guidance provided on its February 24, 2011 earnings call and the projections provided to PPR and Bidder A.

On April 21, 2011, PPR submitted a revised draft of the merger agreement together with a non-binding letter of interest to purchase all of the outstanding shares of common stock of the Company, in all cash, at a price per share of $23.00. The PPR proposal was subject to (i) the entry by Messrs. Richard Woolcott and René Woolcott into a share and voting agreement (a draft of which was included in the bid), pursuant to which they would agree to tender their Shares in the Offer, and (ii) Mr. Richard Woolcott’s entry into a new employment arrangement with PPR. No such employment arrangement was entered into, and the condition was subsequently removed from PPR’s proposal.

Also, on April 21, 2011, Bidder A submitted a revised draft of the merger agreement together with a non-binding letter of interest to purchase all of the outstanding shares of common stock of the Company, in all cash, at a price per share of $24.00. The Bidder A proposal was subject to the entry by the Company’s executive officers and directors and its affiliated stockholders into a share and voting agreement, the satisfactory completion of certain due diligence items, including meeting additional members of the management team and visiting major facilities in Europe, completion of customs due diligence, confirmation that first quarter 2011 financial performance was consistent with the forecasted financial performance, and all other existing due diligence requests being answered in a satisfactory manner. The share and voting agreement requirement was ultimately limited to Messrs. Richard Woolcott and René Woolcott. The closing price of Volcom’s common stock on April 21, 2011, was $18.59.

On April 22, 2011, certain members of Volcom’s executive management team participated in a telephone conference with Latham & Watkins and Wells Fargo Securities to review the letters of interest and revised drafts of the merger agreements submitted by PPR and Bidder A.

On April 25, 2011, an in person and telephonic meeting of the Company Board was held. At the Company Board meeting,

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representatives of Latham & Watkins discussed the revised merger agreements submitted by PPR and Bidder A, as well as the fiduciary duties of the Company Board. Representatives of Latham & Watkins also discussed and reviewed an updated director and officer indemnification agreement in response to recent case law and market trends, as well as measures to retain key management in light of a potential change in control transaction, including the potential adoption of change in control agreements;

•	representatives of Wells Fargo Securities discussed the bid prices offered and summarized their recent conversations with PPR and Bidder A regarding a potential strategic transaction;

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the Company Board discussed whether it would be in the best interests of the Company and its stockholders to enter into an agreement for the sale of the Company at the price range and on the terms that had been proposed by PPR and Bidder A. The Company Board evaluated the timing of the transaction and the risks of continuing as an independent company given the current and anticipated future competitive landscape; and

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the Company Board authorized members of the Company’s executive management team, Latham & Watkins and representatives of Wells Fargo Securities to continue discussions with PPR and Bidder A with a view toward improving the merger agreements and bid prices. The Company Board scheduled a meeting on May 1, 2011, to further consider a proposed sale transaction.

On April 26, 2011, Latham & Watkins distributed a revised draft of the merger agreement and disclosure letter to each of PPR and Bidder A, and subsequently a revised share and voting agreement to PPR. From April 27 through the morning of May 1, 2011, representatives of Latham & Watkins engaged in extensive discussions and negotiations with legal counsel to PPR, Wachtell, Lipton, Rosen & Katz (“Wachtell, Lipton”), and legal counsel to Bidder A in an effort to negotiate the most favorable possible final merger agreement. During the discussions and negotiations, PPR agreed that it would not require Mr. Richard Woolcott to enter into an employment agreement as a condition to entering into the merger agreement.

On April 28, 2011, Mr. Richard Woolcott and Mr. Steris met in person with Jochen Zeitz, Chairman of the management board and Chief Executive Officer of Puma AG and Chief Sustainability Officer of PPR, in Carlsbad, California. The parties discussed the possibility of working together, but did not discuss details of a potential strategic transaction.

On April 29, 2011, (i) PPR submitted a markup of the merger agreement and disclosure letter and a revised draft of the share and voting agreement with a revised offer to acquire all of Volcom’s outstanding common stock, for all cash, at a price per share of $23.50 and (ii) Bidder A submitted a markup of the merger agreement and disclosure letter, but did not revise its previously proposed $24.00 per share price. The closing price of Volcom’s common stock on April 29, 2011 was $19.73.

Also on April 29, 2011, certain members of Volcom’s executive management team participated in a telephone conference with Latham & Watkins and representatives of Wells Fargo Securities to review the bid letters and revised merger agreements submitted by each of PPR and Bidder A.

On April 30, 2011, certain members of Volcom’s executive management team held a telephone conference with Latham & Watkins and representatives of Wells Fargo Securities to further discuss the status of the bids from each of PPR and Bidder A and to discuss a plan of action going forward. After discussion regarding potential strategies for further negotiations with the bidders, the Company determined to wait to hear the outcome of Bidder A’s board meeting that was scheduled for the following morning before taking any further action.

Also on April 30, 2011, representatives of Wells Fargo Securities contacted each member of the Company Board to provide an update of the transaction, including the current bids from PPR and Bidder A, the status of the drafts of the merger agreement provided by each of PPR and Bidder A and proposed next steps in the process. Representatives of Wells Fargo Securities discussed and answered questions of the Company Board related to each bidder and the potential strategic transaction.

At or around 9:00 a.m. Pacific time on May 1, 2011, representatives of Bidder A called representatives of Wells Fargo Securities to confirm that all conditions stated in its April 21, 2010 proposal had been satisfied and that Bidder A’s board of directors approved a potential strategic transaction on the current terms of the merger agreement and at a price of $24.00 per share for all of the outstanding common stock of Volcom. Representatives of Wells Fargo Securities and Mr. Darling separately contacted representatives of PPR and informed PPR that its bid was not the highest and recommended that it increase its per share offer price before the Company Board commenced its deliberations that day. Shortly thereafter, representatives of PPR informed representatives of Wells Fargo Securities of its revised offer to acquire all of Volcom’s outstanding common stock at a price of $24.50 per share.

At 11:00 a.m. Pacific time on May 1, 2011, the Company Board held a special meeting. At the Company Board meeting,

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representatives of Wells Fargo Securities discussed the current bid prices offered by each of PPR and Bidder A and summarized the conversations between Wells Fargo Securities and each of PPR and Bidder A regarding a potential strategic transaction;

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representatives of Latham & Watkins provided a detailed summary of the final draft of the merger agreement proposed by each of PPR and Bidder A, as well as the material differences between each of the draft merger agreements.

•	representatives of Latham & Watkins advised the Company Board of its disclosure obligations and fiduciary duties to the stockholders in connection with any proposed sale of the Company; and

•	representatives of Latham & Watkins confirmed that no members of Volcom’s executive management or the Company Board had interests in any of the proposed transactions with either PPR or Bidder A.

The Company Board together with representatives of both Wells Fargo Securities and Latham & Watkins had a full and complete discussion about how to proceed with each of the bidders in light of the price offered and the quality of the merger agreement that had been negotiated with each bidder. The Company Board discussed the provisions favorable to Volcom in each merger agreement, including the structure of each agreement as a tender offer, potentially allowing for a quicker closing, and the absence of financing conditions and third-party consents, as well as favorable representations and warranties made by Volcom, the conditions to closing, the definition of Material Adverse Effect and other provisions increasing the certainty of closing. After a lengthy discussion, the Company Board determined that, at a per share price of $24.50, the PPR proposal provided the best overall transaction for the stockholders of Volcom. After further discussion among the Company Board and representatives of both Wells Fargo Securities and Latham & Watkins, the Company Board directed Wells Fargo Securities to request that PPR further increase its proposed per share offer price and to revise certain terms in the proposed merger agreement. The Company Board also directed Latham & Watkins to engage with Wachtell, Lipton regarding the negotiation of certain revisions to the merger agreement delivered by PPR. Representatives of Wells Fargo Securities left the meeting to contact PPR.

Representatives of Wells Fargo Securities requested that PPR increase its per share offer price and make certain revisions to the merger agreement delivered by PPR. PPR informed Wells Fargo Securities that it was not willing to increase its bid from $24.50.

Representatives of Wells Fargo Securities returned to the meeting and informed the Company Board that PPR was unwilling to increase its per share offer price above $24.50. After further discussion among the Company Board and representatives of both Wells Fargo Securities and Latham & Watkins regarding the terms of the merger agreement proposed by Bidder A as compared to PPR and the possibility for an increase in bid price from Bidder A, the Company Board directed Wells Fargo Securities to request Bidder A to further increase its proposed per share offer price. Representatives of Wells Fargo Securities left the meeting to contact Bidder A.

Representatives of Wells Fargo Securities informed Bidder A that its current bid of $24.00 per share was not the highest and requested that Bidder A increase its per share offer price. Representatives of Bidder A responded to Wells Fargo Securities that it was not willing to increase its bid above $24.00 per share.

Representatives of Wells Fargo Securities returned to the meeting and informed the Company Board that Bidder A was unwilling to increase its per share offer price of $24.00. After a lengthy discussion among the Company Board and representatives of both Wells Fargo Securities and Latham & Watkins, the Company Board determined that, at a per share price of $24.50, the PPR proposal provided the best overall strategic alternative for the stockholders of Volcom. During this time, the Company Board requested that Latham & Watkins have further discussions with Wachtell, Lipton regarding certain provisions in the merger agreement regarding enhancing the certainty of closing the merger agreement and certain other matters.

Representatives of Latham & Watkins discussed modifications to the merger agreement with Wachtell, Lipton and returned to the meeting and informed the Company Board that it had made improvements to the merger agreement as a result of the further discussions with Wachtell, Lipton.

The Company Board next requested Wells Fargo Securities to deliver its fairness opinion regarding the proposed sale to PPR for $24.50 per Share. Representatives of Wells Fargo Securities provided financial analyses of the proposed transaction and delivered its oral opinion (subsequently confirmed in writing) that the consideration of $24.50 per share in cash to be received by the holders of Volcom’s common stock pursuant to the offer and the merger agreement was fair from a financial point of view to the holders of such shares of Volcom common stock. Afterwards, in light of the increasing competitive landscape and consolidation occurring within the industry, challenges in meeting previously announced guidance and the risk of continuing to operate as an independent Company, the Company Board unanimously determined it was advisable, fair to, and in the best interests of Volcom and the stockholders to enter into the merger agreement with PPR and consummate the offer and the merger on the terms and conditions set forth therein. The Company Board unanimously resolved to approve the offer and the merger agreement and the other transactions contemplated thereby, including the share and voting agreement with Messrs. Richard Woolcott and René Woolcott, and authorized the executive management to execute the merger agreement with PPR.

The merger agreement and share and voting agreement were executed by the parties in the morning (Central European Time) of May 2, 2011, and PPR and Volcom issued a joint press release announcing the transaction later that day.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board of Directors consulted with Volcom’s senior management, Latham & Watkins and the financial advisor to the Board of Directors, Wells Fargo Securities, and, in the course of reaching its determination to approve the Merger Agreement and the Contemplated Transactions and to recommend that Volcom’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to enter into the Merger Agreement and to recommend that the Company’s stockholders accept the Offer:

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Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board of Directors noted that the

$24.50 price to be paid for each Share represented a 24.2% premium over the closing price of the Shares on April 29, 2011 and a 31.6% premium over the 30-day volume weighted average closing price of the Shares on April 29, 2011.

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Volcom’s Business and Financial Condition and Prospects. The Board of Directors considered its familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer and Merger compared to the risk and uncertainty associated with the operation of the Company’s business in a highly competitive industry and a volatile and unpredictable financial environment.

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Risks of Remaining Independent. The Board of Directors considered in its assessment, after discussions with the Company’s management and advisors, the risks of remaining an independent company and pursuing the Company’s strategic plan, including the risks relating to:

•	increasing competition in the branded apparel and eyewear industries; and

•	trends in the branded apparel and eyewear industries, including industry consolidation, input cost and pricing trends.

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Review of Strategic Alternatives. The members of the Board of Directors expressed their belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s senior management and advisors, that the value offered to stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Process. The Board of Directors considered that the Company, with the assistance of its senior management and advisors, had conducted a robust process for the sale of the Company.

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Negotiations with PPR. The Board of Directors considered the course of negotiations between the Company and PPR, which resulted in an increase of $1.50, or approximately 6.52%, from the price per Share range initially offered by PPR, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Company Board’s belief, based on these negotiations, that this was the highest price per Share that PPR was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which PPR was willing to agree.

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Likelihood of Completion. The Board of Directors considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, PPR’s representation that it had sufficient financial resources to pay the aggregate Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, and PPR’s extensive prior experience in completing acquisitions of other companies.

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Opinion of Wells Fargo Securities. The Board of Directors considered that Wells Fargo Securities presented certain financial analyses and delivered its oral opinion to the Board of Directors on May 1, 2011, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the assumptions, limitations and other factors set forth therein, the $24.50 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed under “Opinion of Wells Fargo Securities” below.

•

Tender Offer Structure. The Board of Directors considered the fact that the transaction would be structured as a tender offer which could be completed promptly, resulting in cash consideration being delivered to the Company’s stockholders promptly, and reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step merger in which stockholders who do not tender their Shares in the Offer would also receive the same $24.50 Offer Price.

•

Extension of Offer. The Board of Directors considered the fact that, subject to its limited rights to terminate the Offer, PPR would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

Cash Consideration. The Board of Directors considered that the form of consideration to be paid to holders of Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s stockholders.

•

Terms of the Merger Agreement. The Board of Directors considered the terms of the Merger Agreement, including the ability of the Board of Directors to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited superior proposal by a third party to acquire the Company prior to completion of the Offer.

•

Company Board’s Ability to Withdraw or Change its Recommendation or Terminate the Merger Agreement. The Board of Directors considered its ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of the Breakup Fee.

•

Reasonableness of Breakup Fee. The Board of Directors determined that the Breakup Fee would be within the customary range of breakup fees for transactions of this type, and that such a fee would not preclude another party from making a superior proposal.

•

Availability of Appraisal Rights. The Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who choose not to tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the Contemplated Transactions, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•

Taxable Consideration. The gains from the Merger or Contemplated Transactions would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Effect of Public Announcement. The Board of Directors considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations and employees and its ability to attract and retain key management and personnel.

•	Effect of Failure to Complete Transactions. The Board of Directors considered potential negative effects if the Offer and the Merger and the Contemplated Transactions were not consummated, including:

•	the trading price of the Company’s common stock could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the Merger or Contemplated Transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the entry into the Merger Agreement;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the Merger or Contemplated Transactions.

•

Interim Restrictions on Business. The Board of Directors considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of PPR, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

Breakup Fee. The Board of Directors considered the requirement that the Company pay a Breakup Fee of $20 million if the Merger Agreement were to be terminated in certain circumstances, which potentially might deter third parties from making a competing offer for the Company prior to completion of the Offer, and could impact the Company’s ability to engage in another transaction for up to six months if the Merger Agreement were to be terminated in certain circumstances.

•

Interests of the Board of Directors and Management. The Board of Directors considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Certain Financial Forecasts.

Historically, the Company has often prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time.

In August 2010, the Company prepared certain limited financial analyses and forecasts regarding Volcom’s possible future operations which were contained in the Company’s five-year business plan, which was subsequently updated for actual 2010 results and revised estimates for 2011 performance (the “Financial Forecasts”). The Financial Forecasts were prepared at the direction of the Board of Directors as part of its ongoing strategic planning and were not intended to act as public guidance regarding the Company’s future financial performance. Materials significantly similar to the Financial Forecasts were also provided to PPR, Wells Fargo Securities and the other potential purchasers.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Volcom’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, market size and growth rates, market share, global fashion trends, input costs, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Volcom or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts are forward-looking statements and should not be relied upon as predictive of actual future results.

The inclusion of the Financial Forecasts in this Schedule 14D-9, should not be regarded as an indication that Volcom or any of its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. Neither of Volcom nor its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Volcom’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Wells Fargo Securities, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are expressed in millions of dollars except per Share data.

Millions of Dollars (except per Share data)	2010	2011E	2012E	2013E	2014E	2015E
Net Sales	$323.2	$369.9	$433.0	$499.9	$573.7	$649.4
Adjusted Cost of Goods Sold (1)	$157.8	$177.7	$204.0	$231.9	$263.4	$296.2

Adjusted Gross Profit (1)	$165.4	$192.2	$229.0	$267.9	$310.2	$353.2
Operating Expenses	$128.7	$147.8	$160.7	$181.3	$200.8	$220.2
Depreciation and Amortization	$6.3	$7.0	$7.0	$8.1	$9.3	$10.5

Adjusted Operating Profit (1)	$30.4	$37.3	$61.3	$78.5	$100.2	$122.5

Adjusted EBITDA (1)(2)	$36.7	$44.4	$68.3	$86.6	$109.5	$133.0

Adjusted Net Income (1)	$22.3	$25.5	$41.7	$53.4	$68.1	$83.3
Shares Outstanding	24.4	24.5	24.6	24.6	24.7	24.7
Adjusted Earnings per Share (1)	$0.91	$1.04	$1.70	$2.17	$2.76	$3.37
Capital expenditures	$5.9	$9.9	$7.8	$9.0	$10.3	$12.3

(1)	Reconciliations of these non-GAAP financial measures to the GAAP basis financial measures most directly comparable are provided below.
(2)	“Adjusted EBITDA” is defined by Volcom as adjusted net income before interest, taxes and depreciation and amortization. Adjusted EBITDA as defined by Volcom may differ from non-GAAP measures used by other companies.

“GAAP” refers to generally accepted accounting principles in the United States. The information set forth in the table, including adjusted cost of goods sold, adjusted operating expenses, adjusted operating profit, adjusted EBITDA, adjusted net income and adjusted earnings per share, are “non-GAAP financial measures” as defined in Rule 101(a)(1) of Regulation G (the “Non-GAAP Financial Measures”). These Non-GAAP Financial Measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in Non-GAAP Financial Measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these Non-GAAP Financial Measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

Millions of Dollars	2010	2011E	2012E	2013E	2014E	2015E
Adjusted Cost of Goods Sold	$157.8	$177.7	$204.0	$231.9	$263.4	$296.2
Reconciling items:
Depreciation and amortization	6.3	7.0	7.0	8.1	9.6	10.5
Transaction related expenses	—	0.2	—	—	—	—

GAAP Cost of Goods Sold	$164.1	$184.9	$211.0	$240.0	$272.7	$306.7

Millions of Dollars	2010	2011E	2012E	2013E	2014E	2015E
Adjusted Gross Profit	$165.4	$192.2	$229.0	$267.9	$310.2	$353.2
Reconciling items:
Depreciation and amortization	(6.3)	(7.0)	(7.0)	(8.1)	(9.3)	(10.5)
Transaction related expenses	—	(0.2)	—	—	—	—

GAAP Gross Profit	$159.1	$185.0	$222.0	$259.8	$300.9	$342.7

Millions of Dollars	2010	2011E	2012E	2013E	2014E	2015E
Adjusted Operating Profit	$30.4	$37.3	$61.3	$78.5	$100.2	$122.5
Reconciling items:
Transaction related expenses	—	(0.2)	—	—	—	—

GAAP Operating Profit	$30.4	$37.1	$61.3	$78.5	$100.2	$122.5

Millions of Dollars	2010	2011E	2012E	2013E	2014E	2015E
Adjusted EBITDA	$36.7	$44.4	$68.3	$86.6	$109.5	$133.0
Reconciling items:
Transaction related expenses	—	(0.2)	—	—	—	—

EBITDA	36.7	44.2	68.3	86.6	109.5	133.0
Income taxes	(10.5)	(12.4)	(19.6)	(25.1)	(32.1)	(39.2)
Other income	(2.4)	(0.5)	—	—	—	—
Depreciation and amortization	(6.3)	(7.0)	(7.0)	(8.1)	(9.3)	(10.5)

GAAP Net Income	$22.3	$25.3	$41.7	$53.4	$68.1	$83.3

Millions of Dollars	2010	2011E	2012E	2013E	2014E	2015E
Adjusted Net Income	$22.3	$25.5	$41.7	$53.4	$68.1	$83.3
Reconciling items:
Transaction related expenses	—	(0.2)	—	—	—	—

GAAP Net Income	$22.3	$25.3	$41.7	$53.4	$68.1	$83.3

	2010	2011E	2012E	2013E	2014E	2015E
Adjusted Earnings per Share	$0.91	$1.04	$1.70	$2.17	$2.76	$3.37
Reconciling items:
Transaction related expenses	—	$(0.01)	—	—	—	—

GAAP Earnings per Share	$0.91	$1.03	$1.07	$2.17	$2.76	$3.37

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your Shares in the Offer.

Opinion of Wells Fargo Securities.

The Company retained Wells Fargo Securities to act as the financial advisor to the Board of Directors in connection with the Contemplated Transactions. In selecting Wells Fargo Securities, the Board of Directors considered, among other things, the fact that Wells Fargo Securities is a nationally recognized investment banking firm with substantial experience advising companies in the wholesale apparel and footwear industries and providing strategic advisory services, as well as Wells Fargo Securities’ familiarity with the Company. Wells Fargo Securities, as part of its investment banking business, is continuously engaged in the evaluation of businesses and debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; and general corporate advisory services.

At a meeting of the Board of Directors held to evaluate the Contemplated Transactions, Wells Fargo Securities delivered to the Company Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of May 1, 2011, and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Wells Fargo Securities in connection with the opinion, the experience of its investment bankers and other factors it deemed relevant, the consideration to be paid pursuant to the Merger Agreement to the holders of Shares was fair from a financial point of view to such holders. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

The full text of Wells Fargo Securities’ written opinion to the Board of Directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference in its entirety into this Schedule 14D-9. The following summary is qualified in its entirety by reference to the full text of the opinion. Wells Fargo Securities provided its opinion for the information and use of the Board of Directors in connection with its evaluation of the Offer and the Merger. Wells Fargo Securities’ opinion does not address, and should not be construed to address, any other terms or aspects of the Merger Agreement or the Contemplated Transactions and does not constitute a communication or a recommendation to any holder of Shares as to whether such holder should tender such Shares pursuant to the Offer or how such holder should vote or act in respect of the Merger or on any matters relating to the Contemplated Transactions or any other matters.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft dated April 29, 2011 of the Merger Agreement, including the financial terms of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial and operating information relating to the business, operations and prospects of the Company furnished to or discussed with Wells Fargo Securities by the management of the Company, including financial forecasts, projections and estimates relating to the Company prepared by or discussed with management of the Company;

•	discussed with members of senior management of the Company the business, operations, financial condition and prospects of the Company;

•

compared certain business, financial and other information regarding the Company with publicly available business, financial and other information regarding certain publicly traded companies that Wells Fargo Securities deemed relevant;

•

reviewed the current and historical market prices and trading activity of the Company’s common stock and the current and historical market prices and trading activity of publicly traded equity securities of other companies that Wells Fargo Securities deemed relevant;

•	compared the proposed financial terms of the Contemplated Transactions with the terms of certain other business combinations and transactions that Wells Fargo Securities deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as Wells Fargo Securities deemed appropriate.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of the financial and other information, provided or otherwise made available to Wells Fargo Securities, discussed with or reviewed by Wells Fargo Securities, or that was publicly available, and Wells Fargo Securities did not make (and does not assume any responsibility for) any independent verification of the accuracy or completeness of such information. Wells Fargo Securities relied upon assurances of the Company’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, projections and estimates (referred to herein collectively as the “Forecasts”) utilized in Wells Fargo Securities’ analyses, Wells Fargo Securities was advised and, at the direction of the Board of Directors, assumed that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company. Wells Fargo Securities has not assumed any responsibility for, and expressed no view as to, such Forecasts or the judgments or assumptions upon which they are based. Wells Fargo Securities also assumed that there had been no material changes in the condition (financial or otherwise), results of operations, business or prospects of the Company since the respective dates of the most recent financial statements and other information provided to Wells Fargo Securities. In arriving at its opinion, Wells Fargo Securities did not conduct any physical inspection of any of the properties or assets or obtain any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of the Company, nor did Wells Fargo Securities make any determination as to the solvency of any party to the Contemplated Transactions.

In rendering its opinion, Wells Fargo Securities assumed, with the consent of the Board of Directors, that the final form of the Merger Agreement, when signed by the parties thereto, would not differ from the draft reviewed by Wells Fargo Securities in any respect material to its opinion, that the Contemplated Transactions will be consummated in accordance with the terms described in the Merger Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any material terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Contemplated Transactions, no delays, limitations, restrictions or conditions, including any divestiture requirements, will be imposed or amendments, modifications or waivers made that will have an adverse effect on the Company or the contemplated benefits of the Contemplated Transactions. Wells Fargo Securities’ opinion is necessarily based on economic, market, financial and other conditions existing, and the information made available to Wells Fargo Securities, as of the date of its opinion. Although subsequent developments may affect its opinion, Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion.

Wells Fargo Securities’ opinion only addresses the fairness, as of May 1, 2011, from a financial point of view, of the consideration to be received by the holders of Shares to the extent expressly specified in its opinion, and does not address any other terms or aspects of the Merger Agreement or the Contemplated Transactions, including, without limitation, the form or structure of the Contemplated Transactions, any adjustments to the consideration to be received by the Company’s stockholders, any tax or accounting matters relating to the Contemplated Transactions or otherwise, any financing arrangements or any aspect or implication of any other agreement or arrangement entered into in connection with or contemplated by the Merger Agreement, the Contemplated Transactions or otherwise. In addition, Wells Fargo Securities’ opinion does not address the fairness (financial or otherwise) of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Contemplated Transactions, or any class of such persons, relative to the consideration to be received by the Company’s stockholders. Wells Fargo Securities’ opinion does not address the merits of the underlying decision by the Company to enter into the Merger Agreement or the relative merits of the Contemplated Transactions compared with other business strategies or transactions available or that have been or might be considered by management or the Board of Directors. Wells Fargo Securities’ opinion does not address whether any holder of Shares should tender their Shares pursuant to the Offer or how any holder of Shares should vote or act in respect of the Merger or any related matter.

The summary set forth below does not purport to be a complete description of the analyses performed by Wells Fargo Securities, but describes, in summary form, the material analyses performed by Wells Fargo Securities in connection with Wells Fargo Securities’ opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Wells Fargo Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Accordingly, the analyses reflected in the tables and described below must be considered as a whole, and considering any portion of the analyses, without considering all analyses together, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

Historical Stock Trading Analysis. Wells Fargo Securities reviewed historical trading prices and volumes for the Company’s common stock for the 3-year period ending April 29, 2011, the last trading day prior to announcement of the Contemplated Transactions. In addition, Wells Fargo Securities analyzed the consideration to be paid to the holders of Shares as compared to (1) the closing price as of April 29, 2011, (2) the 30-day volume weighted average price as of April 29, 2011, (3) the 60-day volume weighted average price as of April 29, 2011, and (4) the 90-day volume weighted average price as of April 29, 2011. This analysis indicated that the price per Share to be paid to the holders of Shares pursuant to the Merger Agreement represented: (1) a premium of 24.2% to the closing share price of Shares on April 29, 2011, (2) a premium of 31.6% to the 30-day volume weighted average closing share price of the Shares on April 29, 2011, (3) a premium of 36.5% to the 60-day volume weighted average closing share price of the Shares on April 29, 2011, and (4) a premium of 37.5% to the 90-day volume weighted average closing share price of the Shares on April 29, 2011.

Premiums Paid Analysis. Wells Fargo Securities analyzed implied premiums paid in completed cash transactions involving target companies in the United States in multiple industries from January 2007 through March 2011 with transaction values between $250 million and $750 million, using publicly available historical data. For each of these transactions, Wells Fargo Securities calculated the implied premium to the acquired company’s closing share price one trading day prior to announcement of the transaction. From the implied premiums of the individual transactions, Wells Fargo Securities calculated a range of implied premiums for all of the transactions from the 25th percentile to the 75th percentile of 16.5% to 43.1%, respectively. Wells Fargo

Securities then applied this range of implied premiums to the closing share price of the Shares on April 29, 2011 to calculate an implied per share equity value reference range for the Company of $22.98 to $28.24, as compared to the consideration to be paid to the holders of Shares of $24.50 per Share.

Selected Public Companies Analysis. Wells Fargo Securities reviewed and compared certain financial information and financial multiples in respect of the Company to corresponding financial information and financial multiples for certain publicly-traded companies with enterprise values, calculated as equity values based on closing share prices on April 29, 2011, plus net debt and the book value of minority interest (“Enterprise Values”), less than $3.5 billion in the wholesale apparel and footwear industries that Wells Fargo Securities deemed comparable to the Company. Although none of the comparable companies is identical to the Company, Wells Fargo Securities selected these companies based upon its views as to the comparability of the financial and operating characteristics of these companies to the Company. Estimated financial data, multiples and ratios of the selected publicly traded companies was based on publicly available information and consensus estimates of research analysts’ reports.

The companies included in the comparable companies analysis were:

•	Billabong International Ltd.

•	Columbia Sportswear Company

•	CROCS, Inc.

•	Deckers Outdoor Corp.

•	LaCrosse Footwear, Inc.

•	Quiksilver, Inc.

•	Steven Madden, Ltd.

•	Timberland Co.

•	True Religion Apparel, Inc.

•	Under Armour, Inc.

•	Wolverine World Wide, Inc.

Wells Fargo Securities reviewed the Enterprise Values of each of the selected public companies as a multiple of its earnings before interest, taxes, depreciation and amortization, adjusted for non-recurring items (“EBITDA”) over the most recent publicly available 12-month period (“LTM EBITDA”). This analysis resulted in a range of LTM EBITDA multiples of 6.6x to 22.4x and a median LTM EBITDA multiple of 11.1x. Wells Fargo Securities then applied an LTM EBITDA multiple range of 10.1x to 12.1x to the Company’s EBITDA for the 12-month period ended March 31, 2011. This analysis indicated an implied per share equity value reference range for the Company of $17.32 to $19.92, as compared to the consideration to be paid to the holders of Shares of $24.50 per share.

Wells Fargo Securities also reviewed price-to-earnings ratios for calendar year 2011 (“Forward P/E”) for each of the selected public companies based on closing share prices on April 29, 2011. This analysis resulted in a range of Forward P/E multiples of 11.2x to 39.8x and a median multiple of 18.5x. Wells Fargo Securities then applied a Forward P/E multiple range of 17.5x to 19.5x to the Company’s corresponding estimated 2011 per share earnings as set forth in the Forecast, adjusted for non-recurring items. This analysis indicated an implied per share equity value reference range for the Company of $18.24 to $20.32, as compared to the consideration to be paid to the holders of Shares of $24.50 per share.

Selected Transactions Analysis. Wells Fargo Securities reviewed and analyzed certain information relating to the following selected precedent transactions involving publicly traded and private companies in the wholesale apparel and footwear industries from July 2003 to February 2011 with transaction values between $100 million and $1.0 billion. Although none of the companies involved in any of the selected transactions is identical to the Company, nor are any of the selected transactions identical to the Contemplated Transactions, Wells Fargo Securities chose the transactions in the selected transactions analysis because, in its opinion, the companies that participated in the selected transactions are companies with operations or financial profiles or both that, for the purposes of analysis, may be considered similar to those of the Company.

Selected Transactions

Target	Acquiror

American Sporting Goods Corp.	Brown Shoe Company

Ariat International, Inc.	Brentwood Associates / LNK Partners

Brooks Sports, Inc.	Russell Corp.

Converse, Inc.	Nike, Inc.

Cutter & Buck Inc.	New Wave Group AB

DC Shoe, Inc.	Quiksilver, Inc.

EJ Footwear Group	Rocky Shoes and Boots Inc.

Enyce Holdings LLC	Liz Claiborne, Inc.

Fat Face Limited	Bridgepoint Capital Ltd.

Kellwood Company	Sun Capital Partners, Inc.

Mo Industries Holdings	VF Corp.

Nautica Enterprises	VF Corp.

Reef Holdings Corp.	VF Corp.

Russell Corp.	Berkshire Hathaway Inc.

Saucony, Inc.	Stride Rite Corp.

Spyder Active Sports, Inc.	Apax Partners LLP

Stuart Weitzman Holdings	The Jones Group Inc.

Umbro Plc	Nike, Inc.

Vans, Inc.	VF Corp.

For each of the selected transactions, Wells Fargo Securities reviewed transaction values, calculated as the enterprise value implied for the target company from the consideration payable in the selected transaction, as a multiple of the target company’s LTM EBITDA. This analysis resulted in a range of LTM EBITDA multiples of 5.1x to 15.6x and a median LTM EBITDA multiple of 9.2x. Wells Fargo Securities then applied an LTM EBITDA multiple range of 8.2x to 10.2x to the Company’s EBITDA for the 12-month period ended March 31, 2011. This analysis indicated an implied per share equity value reference range for the Company of $14.80 to $17.44, as compared to the consideration to be paid to the holders of the Shares of $24.50 per Share.

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis on the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company could generate from April 1, 2011 through December 31, 2015, based on the Forecast. Wells Fargo Securities performed the discounted cash flow analysis using the terminal exit multiple method of valuing the Company at the end of the Forecast period. For the purpose of calculating the terminal value for the Company at the end of the Forecast period, Wells Fargo Securities applied terminal multiples ranging from 7.0x to 9.0x to the Company’s 2015 estimated EBITDA. The projected cash flows and terminal values were then discounted to present value using a weighted average cost of capital for the Company ranging from 16.5% to 18.5%. These analyses indicated an implied per share equity value reference range for the Company of $24.59 to $31.26, as compared to the consideration to be paid to the holders of the Shares of $24.50 per Share.

Wells Fargo Securities also performed a sensitivity analysis on the discounted cash flow analysis to analyze the effect of changes in the Company’s EBITDA margins. The sensitivity analysis utilized (1) a range of 2015 EBITDA margins of 14.0% to 18.0%, and (2) a range of terminal EBITDA multiples of 7.0x to 9.0x. The projected cash flows and terminal values were then discounted to present value using a weighted average cost of capital for the Company ranging from 16.5% to 18.5%. These analyses indicated an implied per share equity value reference range for the Company of $17.81 to $27.65, as compared to the consideration to be paid to the holders of the Shares of $24.50 per Share.

Other Considerations

No company, business or transaction used in the analyses set forth above is identical or directly comparable to the Company or the Contemplated Transactions. Accordingly, an evaluation of the results of the individual analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions to which the Company and the Contemplated Transactions were compared.

Wells Fargo Securities prepared the analyses described above solely for purposes of providing its opinion to the Board of Directors as to the fairness, from a financial point of view and as of May 1, 2011, to the holders of Shares of the consideration to be paid to such holders pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or the prices at which any securities have traded or may trade at any time in the future. The analyses described above that are based upon forecasts of future results are not necessarily indicative of actual results in the future, which may be significantly more or less favorable than suggested by these analyses. These analyses are based upon numerous factors or events beyond the control of the Company and Wells Fargo Securities, and therefore are inherently subject to uncertainty. None of the Company, Wells Fargo Securities or any other person assumes responsibility if future results are materially different from those forecast. The type and amount of consideration payable in the Contemplated Transactions were determined through negotiations between the Company and PPR. Wells Fargo Securities did not recommend any specific consideration to the Board of Directors or state that any given consideration constituted the only appropriate consideration for the Contemplated Transactions. The decision to enter into the Merger Agreement was solely that of the Company Board. As described above, Wells Fargo Securities’ opinion and analyses were only one of many factors taken into consideration by the Board of Directors in evaluating the Contemplated Transactions. Wells Fargo Securities’ analyses summarized above should not be viewed as determinative of the views of the Company Board or management with respect to the Contemplated Transactions or the consideration to be received in the Contemplated Transactions.

Pursuant to an engagement letter between the Company and Wells Fargo Securities, the Company has agreed to pay Wells Fargo Securities a customary fee for its services in connection with the Contemplated Transactions, a portion of which was payable upon delivery of the fairness opinion and a significant portion of which is contingent upon the consummation of the Contemplated Transactions. In addition, the Company has agreed to reimburse Wells Fargo Securities for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Wells Fargo Securities against various liabilities, including certain liabilities under the federal securities laws.

Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services in the ordinary course of business, for which Wells Fargo Securities and such affiliates receive customary fees. In that regard, Wells Fargo Securities or its affiliates in the past have provided, currently are providing, and in the future may provide, in connection with the Contemplated Transactions or otherwise, financial services to the Company and its affiliates, for which Wells Fargo Securities and such affiliates have received and expect to receive fees. In the ordinary course of its business, Wells Fargo Securities and its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its and their own accounts and for the accounts of customers, in the securities or options or other derivatives relating to the securities of the Company or PPR or their affiliates. Additionally, Wells Fargo Securities or its affiliates in the past have provided, currently are providing, and in the future may provide, financial services to PPR and its affiliates, for which Wells Fargo Securities and its affiliates have received and expect to receive fees. Wells Fargo & Company or one of its affiliates has a total credit commitment to PPR of $1.7 million, none of which is currently outstanding.

Intent to Tender.

As discussed above under the heading “Arrangements with Principal Stockholders—Share and Voting Agreement” in Item 3, the Supporting Stockholders entered into the Support Agreement pursuant to which they have agreed, among other things, to validly tender or cause to be tendered, all of their Shares to Purchaser in the Offer. The Support Agreement is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

To the Company’s knowledge, all of Volcom’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Wells Fargo Securities as its financial advisor, including to undertake analyses to enable Wells Fargo Securities to provide an opinion to the Company Board as to the fairness from a financial point of view of the Offer Price to be paid to the holders of the Shares pursuant to the Merger Agreement. The discussion pertaining to the retention of Wells Fargo Securities by Volcom in “Item 4. The Solicitation or Recommendation — Opinion of Wells Fargo Securities” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Volcom nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Volcom’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares during the past 60 days have been effected by Volcom or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of Volcom.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Douglas P. Collier	5/02/2011	70,000	$24.4471	Sale of Shares	(1)
Richard R. Woolcott	4/25/2011	10,000	$18.4872	Sale of Shares	(1)
Richard R. Woolcott	4/14/2011	10,000	$18.457	Sale of Shares	(1)
René R. Woolcott	4/05/2011	10,000	$18.4093	Sale of Shares	(1)
René R. Woolcott	4/04/2011	20,000	$18.2822	Sale of Shares	(1)
Richard R. Woolcott	3/24/2011	10,000	$17.026	Sale of Shares	(1)
Richard R. Woolcott	3/14/2011	10,000	$17.0776	Sale of Shares	(1)

(1)	Represents transactions effectuated pursuant to an existing 10b5-1 plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Volcom is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, the securities of Volcom, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Volcom or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Volcom or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of Volcom.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each Named Executive Officer that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on May 9, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•

the Named Executive Officers were terminated without cause or resigned for good reason immediately following a change in control on May 9, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9; and

•

each Named Executive Officer would be entitled to receive payment of a prorated bonus based on the Named Executive Officer’s actual 2010 annual bonus, assuming the Named Executive Officer was terminated without cause or resigned for good reason immediately following a change in control on May 9, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9.

Golden Parachute Compensation

Name	Cash (1)	Equity (2)	Pension/ NQDC	Perquisites/ Benefits (3)	Tax reimburse- ments	Other (4)	Total
Richard R. Woolcott	$2,150,722.91	$0	$0	$15,214.80	$0	$25,000	$2,190,937.71
Jason W. Steris	1,330,093.84	397,080	0	49,661.10	0	25,000	1,801,834.94
Douglas P. Collier	1,013,604.30	330,900	0	39,728.88	0	25,000	1,409,233.18
Tom D. Ruiz	962,363.18	330,900	0	39,900.72	0	25,000	1,358,163.90
Ethan F. Anderson	348,664.66	264,720	0	19,950.36	0	25,000	658,335.02

(1)	Cash severance is payable in a lump sum only upon termination without cause or resignation for good reason within two years following a change in control of the Company. The following table quantifies each separate form of compensation included in the aggregate total reported in the column. The cash severance is the sum of (a) annual base salary plus 2010 annual bonus multiplied by 2.5 for Messrs. Woolcott and Steris, 2.0 for Messrs. Collier and Ruiz, and 1.0 for Mr. Anderson and (b) 2010 annual bonus prorated as of the date of termination. The 2010 annual bonus is an amount equal to such Named Executive Officer’s 2010 actual annual bonus.

Name of Executive Officer	Current Base Salary	2010 Actual Annual Bonus	2011 Prorated Annual Bonus
Richard R. Woolcott	$447,017	$362,084	$121,969.91
Jason W. Steris	353,420	156,494	55,308.84
Douglas P. Collier	336,000	145,152	51,300.30
Tom D. Ruiz	336,000	123,379	43,605.18
Ethan F. Anderson	250,000	72,900	25,764.66

(2)	Consists of cash payments in exchange for the cancellation of unvested and unexercised in-the-money options and unvested restricted stock, which vesting will be accelerated upon the Completion of the Merger, and which will occur automatically without regard to whether or not the Named Executive Officer’s employment is terminated. See “Item 3 – Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional information relating to terms and conditions of such amounts. As described below, each Named Executive Officer’s change in control agreement also provides for the acceleration of the vesting of all outstanding equity awards in the event of such Named Executive Officer’s termination without cause or resignation for good reason within two years following the change in control of the company. The following table quantifies each separate form of compensation included in the aggregate total reported in the column.

Name of Executive Officer	Value of Unvested Options	Value of Unvested Restricted Shares
Richard R. Woolcott	$0	$0
Jason W. Steris	397,080	0
Douglas P. Collier	330,900	0
Tom D. Ruiz	330,900	0
Ethan F. Anderson	264,720	0

(3)	Consists of the value of continuation of health insurance benefits for 30 months (in the case of Messrs. Woolcott and Steris), 24 months (in the case of Messrs. Collier and Ruiz) or 12 months (in the case of Mr. Anderson) in the event of such Named Executive Officer’s termination without cause or resignation for good reason within 2 years following the change in control of the company.

(4)	Consists of the value of outplacement services in the event of such Named Executive Officer’s termination without cause or resignation for good reason within 2 years following the change in control of the company. The value of outplacement services is capped at $25,000 for each Named Executive Officer.

Narrative to Golden Parachute Compensation Table

The Company has entered into Change in Control Agreements with certain officers and key employees of the Company including, among others, each of the following Named Executive Officers: Richard R. Woolcott, Jason W. Steris, Douglas P. Collier, Tom D. Ruiz and Ethan Anderson effective as of May 1, 2011. The Change in Control Agreements provide for lump sum severance and other benefits in the event of such named executive officer’s termination without cause or resignation for good reason within two years following a change in control of the Company. For more information relating to these arrangements, see “Item 3—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Anti-Takeover Statutes and Provisions.

As a Delaware corporation, Volcom is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with its “affiliates” and “associates,” owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL, and such action was effective as of May 1, 2011.

Volcom conducts business in a number of states which have enacted such anti-takeover laws. Should any person seek to apply any state anti-takeover law, Volcom and PPR will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the Contemplated Transactions. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger Agreement or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, PPR could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its right to appraisal as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted as of the Completion of the Merger into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price. Notwithstanding anything to the contrary contained in the Merger Agreement, each of PPR, Purchaser and Volcom have acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Purchaser to Volcom as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

Litigation.

On May 4, 2011, a putative class action lawsuit captioned Greenwood v. Volcom, Inc., et al., was filed in the Orange County Superior Court. The complaint names as defendants the members the Board of Directors, as well as the Company, PPR and Purchaser. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s stockholders in connection with the Offer and Merger, and further claims that the Company, PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger involves an unfair price, an inadequate sales process, and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, imposition of a constructive trust, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

Antitrust Compliance.

U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have expired or have otherwise terminated. These requirements apply to PPR’s and Purchaser’s acquisition of the Shares in the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares in the Offer may be consummated following the expiration of a 15 calendar day waiting period following the receipt of PPR’s Notification and Report Form for Certain Mergers and Acquisitions (“HSR Form”) by the FTC and the Antitrust Division. The waiting period will not expire on the 15th calendar day if PPR voluntarily withdraws its initial HSR Form as a prelude to re-filing, PPR receives a request for additional information or documentary material from the FTC or the Antitrust Division, or the FTC grants early termination of the waiting period. Volcom also must file an HSR Form within 10 calendar days after PPR submits its HSR Form.

The HSR waiting period is expected to expire or be terminated prior to the initial expiration date of the Offer unless it is extended by a request for additional information or documentary material from the FTC or the Antitrust Division concerning the Offer, or unless PPR withdraws its initial HSR Form. If, within the initial 15 calendar day waiting period, the FTC or the Antitrust Division issues a request for additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date that PPR certifies that it has substantially complied with that request, unless otherwise extended by court order or with PPR’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, seeking the divestiture of the Shares purchased in the Offer or seeking the divestiture of substantial assets of PPR, Volcom and their subsidiaries and affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Antitrust & Competition Law Clearances

Volcom conducts business in many foreign countries. In connection with the purchase of the Shares in the Offer, the laws of certain of these foreign countries may require PPR, Volcom and their subsidiaries and affiliates to make filings and provide information and documents to, and obtain the approval of, governmental authorities. PPR intends to make such filings with these governmental authorities in multiple foreign jurisdictions. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares in the Offer and the Merger, or seek the divestiture of Shares acquired by PPR and Purchaser or the divestiture of substantial assets of Volcom, PPR, and their subsidiaries and affiliates. There can be no assurance that PPR and Purchaser will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

Top-Up Option.

Subject to the terms of the Merger Agreement, Volcom has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Volcom an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by PPR or Purchaser at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, PPR, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Shares. The number of

Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that Volcom is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Volcom to issue such Shares is subject to there being no applicable law, order, injunction or other legal impediment prohibiting the exercise of the Top-Up Option or the issuance of the Top-Up Option Shares. As of May 9, 2011, there were a total of 60,000,000 authorized Shares under Volcom’s Certificate of Incorporation, 24,426,120 Shares issued and outstanding, and 1,024,080 Shares reserved for issuance upon exercise of Options or the vesting of Restricted Shares. As a result, as of May 9, 2011, the maximum number of Shares that could be issued under the Top-Up Option was 34,549,800 Shares. Based on the number of Shares outstanding as of May 9, 2011, PPR, Purchaser and their respective affiliates would need to acquire approximately 79.6% of the outstanding Shares in order to exercise the Top-Up Option.

The Top-Up Option may be exercised by PPR or Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Shares being purchased by PPR or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by PPR or Purchaser, at its election, by delivery of either cash for the full purchase price of the Top-Up Option Shares or cash in an amount equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to such full purchase price, or by any combination of the foregoing. Any such promissory note shall be full recourse against PPR and Purchaser and (i) shall bear interest at the rate equal to the prime lending rate at the time such note is paid as published by The Wall Street Journal, (ii) shall mature on the first anniversary of the date of execution and delivery of such promissory note and (iii) may be prepaid, in whole or in part, without premium or penalty. The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting PPR and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the adoption of the Merger Agreement at a meeting of Volcom’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If PPR, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares, PPR, Purchaser and Volcom shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained in accordance with Section 253 of the DGCL.

Written Consent of Stockholders.

If approval of Volcom’s stockholders is required under applicable law in order to complete the Merger (i.e. in the event that Purchaser does not own at least 90% of the outstanding Shares and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), Volcom will, as promptly as practicable after the Completion of the Offer, duly set a record date for an action by written consent of the stockholders of Volcom to adopt the Merger Agreement and consummate the actions approved in such stockholder consent. PPR and Purchaser will execute such stockholder consent with respect to all Shares then owned by PPR and Purchaser.

Section 14(f) Information Statement.

The Information Statement attached as Exhibit (a)(1)(G) is being furnished in connection with the possible designation by PPR, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of Volcom’s stockholders as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above and in the Information Statement, and is incorporated herein by reference.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Volcom, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, PPR and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Contemplated Transactions on the Company’s business and the fact that the announcement and pendency of the Contemplated Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s product development programs, clinical trials and results; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of PPR S.A. and Transfer Holding, Inc., filed with the SEC on May 11, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of PPR S.A. and Transfer Holding, Inc., filed with the SEC on May 11, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(F)	Summary Newspaper Advertisement published in The Wall Street Journal on May 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by PPR S.A. and Transfer Holding, Inc., with the SEC on May 11, 2011).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

(a)(2)(A)	Opinion of Wells Fargo Securities, LLC, dated May 1, 2011 attached as Annex I.

(a)(2)(B)	General Corporation Law of the State of Delaware Section 262 attached as Annex II.

(a)(2)(C)	Letter, dated May 11, 2011, to Volcom, Inc.’s stockholders.

(a)(2)(D)	Press Release, dated May 11, 2011, issued by Volcom, Inc.

(a)(2)(E)	Press Release issued by PPR S.A. and Volcom, Inc. on May 2, 2011 (incorporated herein by reference to Exhibit 99.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(1)	Agreement and Plan of Merger, dated as of May 2, 2011, by and among PPR S.A., Transfer Holding, Inc. and Volcom, Inc. (incorporated herein by reference to Exhibit 2.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(2)	Form of Change in Control Agreement, effective as of May 1, 2011 (incorporated herein by reference to Exhibit 10.2 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(3)	Share and Voting Agreement, dated as of May 2, 2011, by and among PPR S.A., Transfer Holding, Inc. and Richard R. Woolcott and René R. Woolcott (incorporated herein by reference to Exhibit 10.1 to Volcom, Inc.’s Current Report on Form 8-K dated May 4, 2011).

(e)(4)	Form of Indemnification Agreement, entered into with Volcom, Inc.’s directors and executive officers, effective as of April 25, 2011 (incorporated herein by reference to Exhibit 10.1 to Volcom, Inc.’s Current Report on Form 8-K dated April 29, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VOLCOM, INC.

By:	/S/ S. HOBY DARLING
Name:	S. Hoby Darling
Title:	Senior Vice President, Strategic Development and General Counsel

Dated: May 11, 2011

ANNEX I

OPINION OF WELLS FARGO SECURITIES, LLC

[LETTERHEAD OF WELLS FARGO SECURITIES, LLC]

Wells Fargo Securities, LLC

301 South College Street

Charlotte, NC 28288-8905

May 1, 2011

CONFIDENTIAL

Board of Directors

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

Ladies and Gentlemen:

We understand that PPR S.A., a “société anonyme à directoire et conseil de surveillance” (corporation with management board and supervisory board) organized under the laws of France (“PPR”), Transfer Holding, Inc., a Delaware corporation and direct or indirect wholly-owned subsidiary of PPR (“Acquisition Sub”), and Volcom, Inc., a Delaware corporation (“Volcom”) propose to enter into an Agreement and Plan of Merger, draft dated as of April 29, 2011 (the “Agreement”) pursuant to which, among other things, (i) Acquisition Sub will commence a cash tender offer to purchase all of the outstanding shares of common stock, pal’ value $0.001 per share, of Volcom (“Volcom Common Stock” and such tender offer, the “Tender Offer”) at a cash purchase price of $24.50 per share (the “Consideration”), and (ii) following consummation of the Tender Offer, upon the terms and subject to the conditions set forth in the Agreement, Acquisition Sub will be merged with and into Volcom (the “Merger” and, together with the Tender Offer, the “Transactions”) and each share of Volcom Common Stock outstanding immediately prior to the effective time of the Merger (other than any shares held in the treasury of Volcom, any shares owned by PPR or Acquisition Sub and any shares as to which the holder thereof has properly exercised dissenters’ rights) will be converted into the right to receive the Consideration. The terms and conditions of the Transactions are more fully set forth in the Agreement. Capitalized terms used but not defined in this letter shall have the meaning ascribed to them in the Agreement.

You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, to the holders of Volcom Common Stock of the Consideration to be received by such holders in the Transactions.

In arriving at our opinion, we have, among other things:

•	reviewed a draft dated April 29, 2011 of the Agreement;

•	reviewed certain publicly available business and financial information relating to Volcom;

•

reviewed certain internal financial and operating information relating to the business, operations and prospects of Volcom furnished to or discussed with us by the management of Volcom, including financial forecasts, projections and estimates relating to Volcom prepared by or discussed with the management of Volcom;

•	discussed with members of the senior management of Volcom the business, operations, financial condition and prospects of Volcom;

•

compared certain business, financial and other information regarding Volcom with publicly available business, financial and other information regarding certain publicly traded companies that we deemed relevant;

•

reviewed the current and historical market prices and trading activity of Volcom Common Stock and the current and historical market prices and trading activity of publicly traded equity securities of other companies that we deemed relevant;

•	compared the proposed financial terms of the Transactions with the publicly available financial terms of certain other business combinations and transactions that we deemed relevant; and

•	conducted such other financial studies, analyses and investigations and considered such other information and factors as we deemed appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of the financial and other information, provided or otherwise made available to us, discussed with or reviewed by us, or that was publicly available, and we have not made (and do not assume any responsibility for) any independent verification of the accuracy or completeness of such information. We have relied upon assurances of the management of Volcom that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial forecasts, projections and estimates utilized in our analyses, we have been advised and, at your direction, have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of Volcom as to the future financial performance of Volcom. We assume no responsibility for, and express no view as to, such forecasts, projections or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the condition (financial or otherwise), results of operations, business or prospects of Volcom since the respective dates of the most recent financial statements and other information provided to us. In arriving at our opinion, we have not conducted any physical inspection of any of the properties or assets or obtained any independent evaluations or appraisals of any of the assets or liabilities (contingent or otherwise) of Volcom, nor have we made any determination as to the solvency of any party to the Transactions.

In rendering our opinion, we have assumed, with your consent, that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us in any respect material to our opinion, that the Transactions will be consummated in accordance with the terms described in the Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any material terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transactions, no delays, limitations, restrictions or conditions, including any divestiture requirements, will be imposed or amendments, modifications or waivers made that ,will have an adverse effect on Volcom or the contemplated benefits of the Transactions. Our opinion is necessarily based on economic, market, financial and other conditions existing, and the information made available to us, as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion only addresses the fairness, from a financial point of view, of the Consideration to be received by the holders of Volcom Common Stock to the extent expressly specified herein, and does not address any other terms or aspects of the Transactions, including, without limitation, the form or structure of the Transactions, any adjustments to the Consideration, any tax or accounting matters relating to the Transactions or otherwise, any financing arrangements or any aspect or implication of any other agreement or arrangement entered into in connection with or contemplated by the Transactions or otherwise. In addition, our opinion does not address the fairness (financial or otherwise) of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Consideration. Our opinion does not address the merits of the underlying decision by Volcom to enter into the Agreement or the relative merits of the Transactions compared with other business strategies or transactions available or that have been or might be considered by the management or the Board of Directors of Volcom. Our opinion does not address whether any holder of Volcom Common Stock should tender shares of Volcom Common Stock pursuant to the Tender Offer or how any holder of Volcom Common Stock should vote or act in respect of the Merger or any related matter.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities has been engaged to act as financial advisor to the Board of Directors of Volcom in connection with the Transactions and will receive a fee for such services, a portion of which will be payable upon delivery of this opinion and a significant portion of which is contingent upon the consummation of the Transactions. In addition, Volcom has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement, and has agreed to indemnify us against certain liabilities that may arise out of our engagement.

Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services in the ordinary course of business, for which we and such affiliates receive customary fees. In that regard, Wells Fargo Securities or our affiliates in the past have provided, currently are providing, and in the future may provide, in connection with the Transactions or otherwise, financial services to Volcom and its affiliates, for which Wells Fargo Securities and such affiliates have received and expect to receive fees. In the ordinary course of our trading and brokerage business, Wells Fargo Securities and our affiliates may hold long or short positions, and may trade or otherwise effect transactions, for our and their own accounts and for the accounts of customers, in the securities or options or other derivatives relating to the securities of Volcom or other parties to the Transactions. Additionally, Wells Fargo Securities or our affiliates in the past have provided, currently are providing, and in the future may provide, financial services to PPR and its affiliates, for which Wells Fargo Securities and its affiliates have received and expect to receive fees. Wells Fargo & Company or one of its affiliates has a total credit commitment to PPR of $1.7 million, none of which is currently outstanding.

It is understood that this opinion is for the information and use of the Board of Directors of Volcom in connection with its evaluation of the Transactions. This opinion is not for the benefit of, and does not confer any rights or remedies upon, the security holders of Volcom or any other person and may not be used or relied upon for any other purpose. Our opinion may not be disclosed, summarized, excerpted from, or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Volcom Common Stock in the Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Wells Fargo Securities, LLC

WELLS FARGO SECURITIES, LLC

ANNEX II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

II-4